 Exhibit 99.2
IFRS INR Press Release

Accelerated double digit growth of 12.4%; highest ever large deal TCV at $ 2.7 bn

Bengaluru, India – July 12, 2019

“We had a strong start to FY 20 with constant currency growth accelerating to 12.4% on year over year basis and digital revenue growth of 41.9%. This was achieved through our consistent client focus and investments which have strengthened our client relationships”, said Salil Parekh, CEO and MD. “Consequently, we are raising our revenue guidance for the year from 7.5%-9.5% to 8.5%-10%.”

•	Q1 20 revenues grew year-on-year by 14.0% in INR; 12.4% in constant currency
•	Q1 20 revenues grew sequentially by 1.2% in INR; 2.8% in constant currency
•	Q1 20 Digital revenues at $1,119 million (35.7% of total revenues), year-on-year growth of 41.9% and sequential growth of 8.6% in constant currency
•	Increased FY 20 revenue growth guidance range to 8.5%-10% in constant currency
•	Maintained FY 20 operating margin guidance range of 21%-23%

1.	Financial Highlights- Consolidated results under International Financial Reporting Standards (IFRS)

For the Quarter ended June 30, 2019

Revenues were 21,803 crore, growth of 14.0% YoY and 1.2% QoQ

Operating profit was 4,471 crore, decline of 1.5% YoY and 3.2% QoQ. Operating margin was 20.5%.

Basic EPS was 8.83, growth of 6.2% YoY and decline of 5.8% QoQ

“We had a good quarter as we continue to leverage our digital navigation framework to help our clients build and nurture their live enterprise”, said Pravin Rao, COO. “Large deal TCV was highest ever at $2.7 bn. Segment growth was robust with all large regions and most verticals growing at double digits yoy in constant currency”

“Our first quarter results and continued focus on operational efficiencies gives us the confidence on our revenue and margin guidance for the year,” said Nilanjan Roy, CFO. “Continuing our objective of improving shareholder returns, we have revised our capital allocation policy upwards to distribute ~ 85% of free cash flows cumulatively over a 5-year period.”

2.	Capital Allocation

•	The Company is on track towards completing its previously announced share buyback of 8,260 crore. The company has till date bought back shares worth 5,934 crore.

•	The Company’s current policy is to pay up to 70% of the free cash flow annually by way of dividend and/or buyback. The Board has reviewed and approved a revised Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements.

“Effective from Financial year 2020, the company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any.”

Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS

Dividend and buyback include applicable taxes

3.	Client wins & Testimonials

•	We were selected by Finnish postal service Posti as a strategic partner for the digital transformation of its business and IT services to drive the modernization of its IT applications and infrastructure, helping it move to a flexible IT service model. This will also strengthen Posti’s ability to respond to changes in customer needs with agility and provide a seamless customer user experience through a dedicated command center.

•	We entered into long term strategic partnership with Toyota Material Handling Europe to help in its digital transformation journey by facilitating transformation to a scalable digital hybrid cloud platform, providing application services, digital workplace, infrastructure management and a dedicated data center operation.

•	Infosys McCamish, a US based subsidiary of Infosys BPM entered into a partnership with Pan-American Life Insurance Group (PALIG), a leading provider of life, accident and health insurance to provide policy administration services for PALIG’s new Global Assets Indexed Universal Life product.

•	We have partnered with a leading consumer technology company to help them localize their virtual assistant by training their AI. Infosys is helping the client to define its overall global strategy for localization while analyzing data to identify patterns which can train the AI to respond better to the user command. This will improve their virtual assistant to provide a better user experience.

•	Marc Schmidt, Head of SDD and GIT-ACI, BSH said, "At BSH GmbH, for the software Development Platform (SDD) which is used for developing thousands of micro to large scale applications, we wanted to deploy an auto-scaling Infrastructure on AWS Cloud that can handle millions of users across the world. Infosys leveraging its Agile and DevOps methodology and expertise, automated build and deployment which led to an overall 70% reduction in environment provisioning time, Zero downtime, 100% improvement in recovery time objectives."

•	One of the world leaders in the manufacturing of connectivity and sensor products engaged Infosys to transform their delivery of Sales solutions needed for their globally dispersed sales team, leveraging Salesforce ecosystem. Infosys over the last 12 months has moved to a Highly Agile Capability based delivery model and helped in an estimated 40% improvement in time to market for solutions, shortened release cycles from once-a-quarter to on-demand releases and improvement in time to revenue of solutions by upto 25%

Recognitions

•	Infosys positioned in HFS Top 10 Healthcare Services 2019
•	Recognized as a Leader in NelsonHall’s SAP HANA and S/4HANA services report
•	Recognized as a Leader in the Enterprise Platform IT Services in BFS PEAK Matrix™ Assessment 2019
•	Recognized in the HFS Top 10: Managed Security Services (MSS)
•	Recognized in the HFS Top 10 Google AI Services
•	Recognized as a Leader in The Forrester Wave™: Global API Strategy And Delivery Service Providers, Q2 2019
•	Recognized as a Leader in the NEAT on Next-Generation Software Testing Services
•	Recognized as a Leader in the IDC MarketScape: Worldwide Microsoft Implementation Services 2019 Vendor Assessment
•	Recognized in the NEAT on IoT in Digital Transformation
•	Recognized in the HFS Top 10 Manufacturing Service Providers 2019
•	Recognized in the HFS Top 10 Energy Services 2019
•	Recognized as a Leader in Gartner Magic Quadrant for Public Cloud Infrastructure Managed Service Providers
•	Awarded the “Most Valuable Partner – Commercial Cloud” Award by Oracle
•	Won the Golden Peacock Environment Management Award
•	Won the Pega partner excellence award in recognition of innovative practice development and continued investment in the growth of a strong delivery practice
•	Recognized with the Global Partner of the Year Award for driving customer success at TIBCO NOW
•	Recognized as MuleSoft Americas Growth & Emerging Partner of the Year 2019 by MuleSoft
•	Awarded ‘System Integrator Partner of the year 2019 for Hybrid Cloud Solutions’ by HPE at HPE Discover 2019

About Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients to navigate their digital transformation, leveraging our teams from over 45 countries. With over three decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements mentioned in this presentation concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon +91 80 4156 3998 Sarah_Gideon@infosys.com	Chiku Somaiya +1 71367 06752 Chiku.Somaiya@infosys.com

Infosys Limited and subsidiaries

Audited Condensed Consolidated Balance Sheet as at

(In crore except equity share data)

	June 30, 2019	March 31, 2019
ASSETS
Current assets
Cash and cash equivalents	15,642	19,568
Current investments	5,373	6,627
Trade receivables	15,803	14,827
Unbilled revenue	6,655	5,374
Prepayments and other current assets	5,874	5,723
Income tax assets	259	423
Derivative financial instruments	178	336
Total current assets	49,784	52,878
Non-current assets
Property, plant and equipment	13,137	13,356
Right-of-use assets(B3)	3,729	–
Goodwill	4,063	3,540
Intangible assets	1,426	691
Non-current investments	3,779	4,634
Deferred income tax assets	1,412	1,372
Income tax assets	6,326	6,320
Other non-current assets	2,046	1,947
Total non-current assets	35,918	31,860
Total assets	85,702	84,738
LIABILITIES AND EQUITY
Current liabilities
Trade payables	2,185	1,655
Lease liabilities(B3)	494	–
Derivative financial instruments	20	15
Current income tax liabilities	2,104	1,567
Client deposits	26	26
Unearned revenue	2,813	2,809
Employee benefit obligations	1,713	1,619
Provisions	583	576
Other current liabilities	13,956	10,371
Total current liabilities	23,894	18,638
Non-current liabilities
Lease liabilities(B3)	3,338	–
Deferred income tax liabilities	774	672
Employee benefit obligations	45	44
Other non-current liabilities	795	378
Total liabilities	28,846	19,732
Equity
Share capital- 5 par value 480,00,00,000 (480,00,00,000) equity shares authorized, issued and outstanding 427,14,04,014 (433,59,54,462) equity shares fully paid up, net of 2,00,94,430 (2,03,24,982) treasury shares as at June 30, 2019 (March 31, 2019)	2,137	2,170
Share premium	460	396
Retained earnings	49,988	58,848
Cash flow hedge reserve	(3)	21
Other reserves	2,898	2,570
Capital redemption reserve	94	61
Other components of equity	906	882
Total equity attributable to equity holders of the company	56,480	64,948
Non-controlling interests	376	58
Total equity	56,856	65,006
Total liabilities and equity	85,702	84,738

Infosys Limited and subsidiaries

Audited Condensed Consolidated Statement of Comprehensive Income for the

(In crore except equity share and per equity share data)

	Three months ended June 30, 2019	Three months ended June 30, 2018
Revenues	21,803	19,128
Cost of sales	14,779	12,288
Gross profit	7,024	6,840
Operating expenses
Selling and marketing expenses	1,174	1,005
Administrative expenses	1,379	1,298
Total operating expenses	2,553	2,303
Operating profit
Other income, net	736	726
Finance cost(B3)	(40)	–
Reduction in the fair value of Disposal Group held for sale(A1)	–	(270)
Profit before income taxes	5,167	4,993
Income tax expense	1,365	1,381
Net profit	3,802	3,612
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurements of the net defined benefit liability/asset, net	(17)	1
Equity instruments through other comprehensive income, net	3	4
	(14)	5
Items that will be reclassified subsequently to profit or loss:
Fair value changes on derivatives designated as cash flow hedge, net	(24)	9
Exchange differences on translation of foreign operations	25	87
Fair valuation of investments, net	16	(45)
	17	51
Total other comprehensive income/(loss), net of tax	3	56
Total comprehensive income	3,805	3,668

Profit attributable to:
Owners of the Company	3,798	3,612
Non-controlling interests	4	–
	3,802	3,612
Total comprehensive income attributable to:
Owners of the Company	3,798	3,668
Non-controlling interests	7	–
	3,805	3,668
Earnings per equity share(A2)
Basic ()	8.83	8.31
Diluted ()	8.82	8.30
Weighted average equity shares used in computing earnings per equity share(A2)
Basic	430,21,76,860	434,66,57,242
Diluted	430,82,86,160	435,07,10,356

NOTES:

A.	Notes pertaining to previous quarters / periods

1.	In the three months ended June 30, 2018, the Company had recorded a reduction in the fair value amounting to 270 crore in respect of its subsidiary Panaya. The subsidiaries Kallidus and Skava (together referred to as "Skava”) and Panaya, are collectively referred to as the “Disposal Group”. Subsequently the company reclassified these subsidiaries as they did not meet the criteria for “Held for Sale”.

2.	Share numbers and EPS have been adjusted for September 2018 bonus issue.

B.	Notes pertaining to the current quarter

1.	The audited interim condensed consolidated Balance sheet and Statement of Comprehensive Income for the three months ended June 30, 2019 have been taken on record at the Board meeting held on July 12, 2019.

2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com.

3.	On account of adoption of IFRS 16- Leases effective April 1, 2019.